ERNST&YOUNG
Ernst & Young
725 South Figueroa Street
Los Angeles, CA 90017-5418

Report on Management's Assertion on
Compliance with the Specified Minimum Servicing
Standards Set Forth in the Uniform Single
Attestation Program for Mortgage Bankers

Report of Independent Accountants

Board of Directors
IndyMac Bank, F.S.B.


We have examined management's assertion, included in the accompanying report titled Report of Management, that IndyMac Bank, F.S.B. (the Bank) complied with the servicing standards identified in Exhibit A to the Report of Management (the "specified minimum servicing standards") as set forth in the Mortgage Bankers
Association of America's Uniform Single Attestation
Program for Mortgage Bankers (USAP) during the year ended December 31, 2003. Management is responsible for the Bank's compliance with those specified minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Bank's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified
Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the specified minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank's compliance with the specified minimum servicing standards.

In our opinion, management's assertion that the Company complied with the aforementioned specified minimum servicing standards during the year ended
December 31, 2003 is fairly stated, in all material respects.

/s/Ernst & Young LLP
January 23, 2004